

May 5, 2010

Via facsimile to ((202) 756-8087) and U.S. Mail

Thomas P. Conaghan, Esq.
McDermott Will & Emery LLP
600 13th Street, NW
Washington, DC 20005

       Re: **Care Investment Trust Inc.**
              Schedule TO-I
              Filed April 16, 2010
              File No. 005-82950

              Schedule 13E-3
              Filed April 16, 2010
              File No. 005-82950

              Preliminary Proxy Statement
              Filed April 13, 2010
              File No. 001-33549

Dear Mr. Conaghan:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

1.   It appears that the proxy statement should include information required by Item 14 of Schedule 14A. Refer to Note A of Schedule 14A. Please tell us why you

have not provided Tiptree financial information, as required by Item 14(c)(1) of Schedule 14A.

2.   We note that you have incorporated financial information about Care Investment Trust by reference to your annual report on 10-K for the year ended December 31, 2009. We also note that the 10-K does not include financial information for your joint ventures with Cambridge Holdings Inc. and Senior Management Concepts, LLC. Please tell us why you believe incorporation by reference to the 10-K is sufficient to satisfy the disclosure requirements of Items 13 and 14 of Schedule 14A, considering this deficiency.

Schedule 13E-3

3.   It appears that the proxy solicitation is a step in a series of transactions that has "either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects" described in Rule 13e-3(a)(3)(ii). Thus, please file a Schedule 13E-3 in connection with your proxy solicitation or include the appropriate disclosure from the proxy statement in the Schedule 13E-3 already filed.

4.   Refer to comment 2 above. We note that you have incorporated by reference into the Schedule 13E-3 financial information from your annual report on Form 10-K which appears to be incomplete. Thus, please revise your disclosure to include or incorporate by reference the required financial information.

5.   We note that Mr. Kellman, your former CEO, indicated his interest in participating in Tiptree's acquisition of the company. Given Mr. Kellman's apparent participation with Tiptree in this transaction, please explain why Tiptree should not be included as a filing person in the Schedule 13E-3.

Schedule TO

6.   We note, among other things, that the tender offer and its terms were negotiated with Tiptree during the negotiation of the purchase and sale agreement, that you have made the conditions to Tiptree's obligation to deposit funds to finance the tender offer also conditions to the tender offer, thus Tiptree has the right to make a determination of whether a condition exists or will be waived, and that the Tiptree conditions are for the benefit of Tiptree and may be asserted or waived by Tiptree. Thus, we believe Tiptree is a bidder in the tender offer and Tiptree must file a Schedule TO with all the required disclosure. Alternatively, please provide us with your detailed legal analysis of why you believe Tiptree is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's

"Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

7.   Please include the disclosure relating to the ratio of earnings to fixed charges in Item 10(a) of your Schedule TO in the offer to purchase.

8.   Please file as an exhibit the purchase and sale agreement with Tiptree. Refer to Item 1016(d) of Regulation M-A.

Offer to Purchase

9.   We note that the offer is partially unfinanced and subject to a financing condition relating to Tiptree's obligation to deposit funds with the escrow agent. Generally, when an offer is not financed, or when an offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

10.   We note your description of proposal 3 to be voted upon at the special meeting of shareholders in the proxy statement filed on April 13, 2010. Please revise the disclosure throughout the offer document to state that you also need shareholder approval to complete the tender offer.

Summary Term Sheet, page i

11.   Revise this section to summarize the Special Factors.

Cautionary Statement Concerning Forward-Looking Statements, page x

12.   We note the disclaimer that you do not undertake any obligation to publicly update any forward-looking statements to reflect future events or circumstances. This disclosure is inconsistent with your obligation under Rules 13e-3(d)(2) and 13e-3(f)(1)(iii) to amend the Schedule 13E-3 to reflect a material change in the information previously disclosed. Please revise your disclosure to comply with those rules as necessary.

13.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the proxy statement, immediately

following the summary section. See Rule 13e-3(e)(1)(ii).   Please relocate this and every section following it such that the "Special Factors" follow the Summary Term Sheet section.

Reasons for the Tender Offer, page 3

14.   Please revise this section generally to name individual representatives of the company (members of management and the board) instead of referring to them by their title.

15.   With respect to Party A's proposal, described in the first paragraph of page 6, please explain why the terms of the proposal were not "sufficiently attractive" to warrant considering it outside of a formal sale process. Also, describe the issues relating to valuation, dilution and governance that led the special committee and board to question whether the proposal from Cambridge Holdings in August 2008 was in the best interests of your security holders.

16.   We also note that after Mr. Kellman's resignation in December 2009, there is no additional disclosure regarding Mr. Kellman's participation with Tiptree in the current transaction. Please revise to update this disclosure.

17.   Revise the fourth full paragraph on page 19 to describe the status of the Tiptree discussions on March 11, 2010 and the letter from Cambridge Holdings.

Fairness of the Tender Offer, page 20

18.   Please revise this section to address the fairness of the going private transaction.

19.   Please revise this section to address the procedural fairness of the going private transaction and to provide the disclosure required by Item 1014(b) of Regulation M-A and Instruction 2 thereto.

20.   Please provide us your analysis of whether Credit Suisse provided services to the company that would necessitate disclosure under Item 1015 of Regulation M-A.

Certain Effects of the Tender Offer, page 21

21.   Please provide the disclosure required by Item 1013(d) and Instruction 3 thereto.

Purchase of Shares and Payment of Purchase Price, page 27

22.   We note that the litigation with Cambridge Holdings is pending. Please disclose whether or not the result of the litigation would affect your ability to accept tendered securities for purchase.

Conditions of the Tender Offer, page 28

23.   We note you have reserved the right to assert the occurrence of any of the conditions to the offer at any time after a certain date, presumed to be the commencement date, and "prior to the time of payment of any of the shares." Defining the conditions in such a way suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

24.   Please update the conditions that refer to events occurring since March 16, 2010 to clarify whether or not those events have occurred through the date of commencement.

25.   Note that a tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied and must be outside of the control of the bidder. Certain of the conditions to Tiptree's obligation to make a deposit with the escrow agent are drafted to be within Tiptree's control and thus may make the offer illusory. If Tiptree is determined to be a bidder in the tender offer, please revise accordingly the fifteenth and sixteenth bullet points in its conditions (page 29).

26.   Refer to the disclosure in the last paragraph of this section relating to your or Tiptree's failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you and Tiptree must decide whether or not to waive the condition. Note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, a bidder may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your and Tiptree's understanding supplementally.

27.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform security holders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's and Tiptree's understanding in your response letter.

Letter of Transmittal

28.   We note that in the letter to be delivered by a tendering security holder to you the letter improperly asks a security holder to represent that the security holder has "read and agrees" to all of the terms of the offer. Please revise to delete the requirement that security holders certify that they have read and agreed to all of the terms of the offering materials. Alternatively, amend each letter to include a legend in bold typeface that indicates the company does not view the certification made by security holders that they have read the offering materials (and agreed to all of its terms) as a waiver of liability and that the company promises not to assert that this acknowledgement constitutes a waiver of liability.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the filings to Duc Dang, Attorney-Advisor, at (202) 551-3386 or me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions